

David Baxter · 2nd

Software Developer at Rosetta Stone

Long Beach, California · 500+ connections · **Contact info**

 **Rosetta Stone**

 **San Joaquin Delta C**

Experience



Software Developer
Rosetta Stone
Jun 2017 – Present · 3 yrs 4 mos



CTO
GlobeChat®
Oct 2016 – Present · 4 yrs
Newport Beach, CA

GlobeChat is a universal communications platform enabling people to send instantly translated messages to anyone in the world. GlobeChat is available in 200+ countries and translates 41 languages in one-to-one, private group and public chats. GlobeChat is a free App on Android, Apple and Windows mobile devices, as well as desktops, laptops and tablets.   **...see mor**



Senior Software Engineer
University of California San Diego
Jan 2015 – Present · 5 yrs 9 mos
Long Beach, CA

Contract with UCSD Animal Care Program responsible for managing, maintaining, and creating .Net applications for use in University Medical Research.

see mor
...



Frontend Developer
VICTIV
May 2015 – Dec 2015 · 8 mos
Long Beach, CA

Based in Austin, TX, we're a growing team of developers and designers building a better real money fantasy sports experience. Our team combines an immense passion for sports and experience in building world class gaming businesses. We put an emphasis not only on technical skill, but on passion for creating great web and mobile products.   **...see mor**

Founder
Bank Of Giving
Nov 2013 – Mar 2014 · 5 mos
Pasadena, CA

Initially a test project to demonstrate various programming techniques, the "Bank Of Giving" (BOG) effort has become an application unto itself. Development goals include, complete localization, module based interface, simplified permissions structure, SEO optimization, and mobile responsiveness.   **...see mor**

Show 5 more experiences ⌄

Education



San Joaquin Delta College
Computer Science
1995 – 1998

Licenses & Certifications



Microsoft Certified Professional
Microsoft
Issued Sep 2013 · No Expiration Date
Credential ID 10295028

See credential

Volunteer Experience

Fundraiser
Outdoor Outreach

Sep 2008 – Oct 2010 • 2 yrs 2 mos
Children

Personally raised over $3000 over two years for Outdoor Outreach. I participated in fundraiser
including the Joshua Tree Experience and various fundraising events including indoor rock
climbing, weekend bootcamps, and fitness games in the park.



